NO ACT

AE
1-21-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005943

March 17, 2011

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-11

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

Dear Ms. Bork:

This is in response to your letter dated January 21, 2011 concerning the shareholder proposal submitted to ExxonMobil by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 18, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

March 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

The proposal requests that the board prepare a report on the steps the company has taken to reduce the risk of accidents. The proposal further specifies that the report should describe the board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 18, 2011

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: ExxonMobil Corporation's Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of ExxonMobil Corporation ("ExxonMobil" or the "Company"), by letter dated January 21, 2011, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2011 proxy materials.

I. Introduction

Proponent's Proposal to the Company urges:

the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding

> proprietary and personal information, on the steps the Company Letter to U.S. Securities and Exchange Commission has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. (Emphasis added.)

ExxonMobil's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2011 annual meeting of shareholders. The Company argues that the Proposal, which was filed December 13, 2011, has been "substantially implemented" and is, therefore, excludable pursuant to Rule 14a-8(i)(10). In the alternative, the Company argues that the Proposal is excludable as a matter of "ordinary business," pursuant to Rule 14a-8(i)(7) because it "implicates every matter of the Company's safety efforts."

The Company, in fact, has not substantially implemented the Proposal because the Proposal's main objective— a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment—simply doesn't exist. If the Company has, in fact, compiled such a report, it should make it available to the Commission as part of its No-Action request.

ConocoPhillips (available January 31, 2011) involved an identical proposal to the Proposal before ExxonMobil. The Staff was unable to concur with ConocoPhillips' view that it might exclude the proposal under rule 14a-8(i)(10).

Indeed, the only indication of any ExxonMobil Board oversight connected to the Proposal is contained in a portion of one sentence in the Company's request for a Letter of No-Action to exclude the Proposal. Describing the Board of Directors' Public Issues and Contributions Committee, the Company states that, among that Committee's responsibilities are

> "to review and provide advice, as the Committee deems appropriate, regarding the Corporation's policies, programs and practices on public issues of significance, including their effects on safety, health and the environment..."

As for the Company's website, there is no indication of Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.[1] To its credit, ExxonMobil does state that, after the disastrous Texas City Refinery explosion of 2005, it has begun to develop metrics

---

[1] The Board does review data, according to the Company's *2009 Corporate Citizenship Report*: "Our Corporate Safety, Security, Health, and Environment Department collects data on progress from the businesses and presents it annually to the Management Committee and the Public Issues and Contributions Committee of the Board for review and discussion." But there is no description of any Board review and oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

to deal with process safety and worker fatigue, but there is nothing that demonstrates any Board oversight of these critical matters.

Moreover, given the significant public policy issue presented by the Proposal, namely, the actions taken by the Board in the wake of the worst environmental disaster in the history of the United States, the Company's argument that the Proposal merely constitutes a matter of "ordinary business," must be rejected. The Proposal raises a matter of great concern to all ExxonMobil investors, federal and state governments and the American people.

II. ExxonMobil has not substantially implemented the Proposal because it has not reported on the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

The core of this Proposal, submitted in the wake of the BP disaster in the Gulf of Mexico and its Texas City refinery explosion, is a report on Board oversight of critical components of oil drilling and refinery operations. ExxonMobil's January 21, 2011, letter to the Commission, stating its intention to omit the Proposal, however, relies entirely upon the information it has already reported on its website. There is no report on Board oversight of these critical matters.

ConocoPhillips (available January 31, 2011) involved an identical proposal to the Proposal before ExxonMobil. The Staff was unable to concur with ConocoPhillips' view that it might exclude the proposal under rule 14a-8(i)(10).

A review of the ExxonMobil's website and the documents it has submitted to the Commission, demonstrates that the Company places primary emphasis on its *Operations Integrity Management System* (OIMS) and its *2009 Corporate Citizenship Report*. Indeed, the OMIS contains an introduction by Chairman and CEO Rex Tillerson which states, "ExxonMobil remains steadfast in its commitment to excellence in Safety, Security, Health and Environmental (SSH&E) performance, referred to collectively as Operations Integrity." Yet a review of those documents finds not one word dealing with Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Moreover, each of the Exhibits cited in the Company's Letter to the Commission reveals similar statements of intention, but no description of the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment, let alone the data considered in that oversight. For example, Chairman Tillerson states that "The Operations Integrity Management System is a cornerstone to managing SSH&E risk and achieving excellence in performance." This is an admirable goal, but little more. It is not a report on process safety management, staffing levels, inspection and maintenance of refineries and other equipment, nor does it describe Board oversight of these matters. Similarly, ExxonMobil's website report that it is working to set metrics for process safety and worker fatigue is all well and good, but falls well short of the report and information sought by the Proponent.[2]

The same is true for the Company's description of the Board's Committee on Public Issues and Contributions. It describes process, but not a report or results. Even the reported process—the Committee's "review" of the Corporation's "policies, programs and practices on safety, health, environment and social issues; "an annual review of safety, health and environmental performance of major operating organizations" Health Safety and Environment Policy;" and "annual visit to one of ExxonMobil's operating sites"—is opaque. The Company does present some data on the total numbers of injuries and fatalities, but provides no data or summary of the data describing whether they have anything at all to do with process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

III. Upon receiving an identical shareholder proposal from the Proponent, Sunoco, Inc. agreed to report on Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Proponent filed an identical proposal at Sunoco, Inc. for inclusion in that company's 2011 proxy statement. Rather than contest the proposal before the SEC, Sunoco's response was to begin a dialogue with the Proponent. The result was an agreement by Sunoco to report on the information sought by the Proposal and Proponent's agreement to withdraw the proposal (attached). In brief, Sunoco will now report to shareholders on its Tier 1 and Tier 2 Process Safety events as well as the metrics involved in determining these events.

---

[2] Data on injuries and fatalities is a lagging indicator that does not provide valuable insight into the risks a serious explosion or a release. Just before the 2005 explosion at BP's Texas City refinery, BP reported excellent performance with regard to workplace injuries and fatalities at the refinery. Process Safety Management (29 CFR 1910.119) is a Federal standard for handling highly hazardous chemicals that have a risk of accidental releases. Process Safety Management relates to, among other things hazard analysis; the establishment of safe work processes; and training, staffing, mechanical integrity and maintenance. The disclosure provides no data or summary of the data that is collected and reviewed by the Board describing whether they have anything at all to do with process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Sunoco will also disclose the number of pressure vessels and relief device inspections that have been overdue for inspections at refineries and other production facilities. In addition, Sunoco, unlike ConocoPhillips, will disclose in its 2012 Corporate Social Responsibility Report its worker fatigue policy and the steps it will take to implement that policy with the union representing its affected employees, the United Steelworkers.

While it is a fact that ExxonMobil also publishes a Corporate Social Responsibility report, it is silent on each of the matters that Sunoco will now disclose. Neither the ExxonMobil Corporate Social report, nor the Company's SEC filings describe Board oversight of the important safety information sought by the Proposal.

IV. In light of the catastrophic consequences from the BP Gulf explosion for shareholders, federal and state governments and the American people, this Proposal is not a matter of "ordinary business."

ExxonMobil would have the Commission believe that simply because the Company states that safety is one of its primary concerns, the Proposal's request for a report on the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment transforms the Proposal into a matter of ordinary business.

In this regard, Staff Legal Bulletin 14E is instructive:

> [T]here is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

There is no reason to doubt that ExxonMobil makes safety one of its highest priorities. That is no reason, however, to deny the Company's shareholders a vote on whether the Board should report on its oversight of the Company's management of risks that in and of themselves raise significant public policy issues.

V. Conclusion

ExxonMobil has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). While the Company states that it already provides the information sought by the Proposal, a review of its filings with the SEC and its website demonstrate that it has not provide the core element of the Proposal, namely, a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. Consequently, ExxonMobil has not substantially implemented the Proposal. It may not exclude the proposal pursuant to Rule 14a-8(i)(10).

The Proposal raises a matter of Board oversight of risk management that is a significant public policy issue. It is not a matter of ordinary business that may be excluded pursuant to Rule 14a-8(i)(7).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, Office of Investment

Attachment

cc: Lisa K. Bork, Esq.

REM/sdw
opeiu #2, afl-cio



Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia PA 19103-7583

December 20, 2010

Via Facsimile

Mr. Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: <u>Withdrawal of Shareholder Proposal from the AFL-CIO Reserve Fund</u>

Dear Mr. Pedrotty:

Our dialogue with regard to the AFL-CIO Reserve Fund's Proposal to improve safety and risk management reporting at Sunoco has been very productive. Sunoco has been committed to reporting and transparency in the health, environment and safety areas for many years and as such, has been publishing a Corporate Responsibility Report since 1992. As a result of our discussions, the Company has agreed to additional enhancements to improve reporting and transparency with regard to the oversight of process safety management, inspection and maintenance of refineries and other equipment, and refinery staffing levels and fatigue. Sunoco's 2011 Corporate Responsibility Report will:

- Report on the tracking and categorization of Tier 1 and Tier 2 Process Safety Management (PSM) events at refineries and other production facilities. The report will also describe the metrics used to produce these PSM events.

- Disclose the number of pressure vessels and relief device inspections that have been overdue for scheduled inspections at refineries and other production facilities. Sunoco will include a narrative explaining the inspection procedures in place at its refineries.

- Disclose and explain the Company's worker fatigue policy as well as an action plan to work with the United Steelworkers to develop a tracking system to report on the Company's performance in implementing the policy for the 2012 Corporate Responsibility Report. The types of metrics Sunoco will consider for inclusion in the 2012 Report may include metrics such as the following: open positions in process areas, exceptions to the fatigue policy, and the percentage of workers that are working the maximum amount of overtime or the maximum number of consecutive days allowable under the fatigue policy.

The Fund has agreed to withdraw the Proposal as a result of these agreements. I would appreciate it if you would sign below, to confirm that the Proposal is withdrawn, and return a signed copy to me by facsimile at (866) 884-0297 no later than 5:00 p.m. Eastern time today, Monday December 20.

Thank you for the productive discussions regarding the Proposal and your interest in Sunoco. We all agree that these commitments will inure to the benefit of Sunoco, its employees and its shareholders.

Sincerely,



Vincent J. Kelley
SVP, Engineering & Technology

On behalf of the AFL-CIO Reserve Fund, I hereby confirm the withdrawal of the above-referenced Proposal.



Daniel F. Pedrotty
Director
Office of Investment

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1488 Facsimile

Lisa K. Bork
Counsel

ExxonMobil

January 21, 2011

VIA E-mail: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a): Rule 14a-8**
Omission of Shareholder Proposal -- Report on Safety Management

Gentlemen and Ladies:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the Company's proxy material for its 2011 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation) and Rule 14a-8(i)(7) (ordinary business). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

A copy of the Proposal, along with related correspondence to and from the Proponent is set forth in Exhibit 1. The resolution is as follows:

> "**Resolved,** that the shareholders of Exxon Mobil Corporation (the 'Company') urge the Board of Directors (the 'Board') to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment."

Reason for Omission: Substantial Implementation (Rule 14a-8(i)(10))

Basis for Exclusion

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release").

Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

The Company believes that the Proposal has been substantially implemented, and can therefore be omitted from the Company's proxy statement under Rule 14a-8(i)(10).

Analysis

A. Overview of Documents Comprising the Company's Report

The first portion of the Proposal requests that ExxonMobil's Board prepare a report "on the steps the Company has taken to reduce the risk of accidents." We believe that the Company has met the requests for such a report, as the Company has discussed extensively in public statements and documents its comprehensive approach to managing safety - and other - risks at our facilities worldwide.

The following two publications, in particular, contain summaries of the Company's extensive processes relating to risk management and safety and ExxonMobil's commitment to excellence in safety:

(i) The Company's Operations Integrity Management System ("OIMS"), enclosed herewith as Exhibit 2 and available on the Company's website at *www.exxonmobil.com*, or by going directly to the following URL address:

http://www.exxonmobil.com/Corporate/Files/OIMS_Framework_Brochure.pdf

(ii) The Company's "2009 Corporate Citizenship Report", issued in 2010 (the "CCR") and available on the Company's website at *www.exxonmobil.com*, or by going directly to the following URL address:

http://www.exxonmobil.com/Corporate/Imports/ccr2009/pdf/community_ccr_2009.pdf

Both of the above publications are available through links on the same part of ExxonMobil's website. From the homepage, click on "community & society", then "safety, health and the workplace" and then "safety and health management."

The second portion of the Proposal requests that the report describe "the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." We believe this request has also been met, as the charter of the Board's Public Issues and Contributions Committee describes this committee's responsibility for oversight of process safety management. The charter is enclosed as Exhibit 3 and is available on the Company's website at *www.exxonmobil.com*.

The relevance of each of the documents listed above is described in more detail below.

B. The Company's Safety Report - First Portion of Proposal

As noted above, the Company already provides significant amounts of information relating to its policy on safety, including steps taken to reduce the risk of accidents.

Operations Integrity Management System

ExxonMobil's comprehensive approach to managing safety, security, environmental and social risks at all our facilities is embedded in our OIMS, introduced in 1992. OIMS has evolved over the years to enhance safety, leadership, security, environmental aspects and community involvement with regard to all our projects.

OIMS consists of 11 separate elements that measure and mitigate safety, security, health and environmental risk to people, the environment and the communities in which we operate. Fundamental to OIMS is assessing the risk involved in our operations—from offshore platforms to our offices—and then developing plans to mitigate and manage that risk over the operation's life. Each project within the Corporation poses a different set of risks, and these risks are evaluated through the framework of OIMS.

The 11 elements of OIMS are set forth in Exhibit 2. Of particular relevance to the Proposal is Element 2: "Risk Assessment and Management":

> Comprehensive risk assessments can reduce safety, health, environmental and security risks and mitigate the consequences of incidents by providing essential information for decision-making.

See Exhibit 2, page 6. Key processes within this element are further described on page 6 of Exhibit 2, and include the following:

> "2.1 Risk is managed by identifying hazards, assessing consequences and probabilities, and evaluating and implementing prevention and mitigation measures."
>
> "2.3 Periodic risk assessments are performed by qualified personnel..."
>
> "2.4 Risk assessments are updated at specified intervals and as changes occur."
>
> "2.6 A follow-up process is in place to ensure that risk-management decisions are implemented."

In addition to the above key element (risk management and assessment), two other elements of OIMS that demonstrate the Company's commitment to maintaining a culture of safety are:

- Element 1: "Management Leadership, Commitment and Accountability." In regard to this important element, the Company's Chairman and CEO, Mr. Rex Tillerson, has stated that: "ExxonMobil managers are expected to lead the OIMS process by demonstrating a visible commitment to safety and operations integrity. In addition, safety leadership is a significant part of how a manager's overall performance is evaluated." *See* Exhibit 6, page 2, discussed in more detail below under "Other Company Resources." Key processes within this element include the following:

- "1.1 Systems for Operations Integrity management are established, communicated and supported at every level in the organization."
- "1.6 Clear goals and objectives are established for the Systems, and performance is evaluated against these goals and objectives."
- "1.7 Expectations are translated into procedures and practices."

- Element 11: "Operations Integrity Assessment and Improvement." Mr. Tillerson described the critical nature of this element, which together with Element 1 constitute the "bookends of OIMS": "Without leadership by example and without thoughtful, honest and objective self-assessment, no system is sustainable." *See* Exhibit 6, page 5, discussed in more detail below under "Other Company Resources." In accordance with one of the processes within this element, operations are assessed at predetermined frequencies, based on complexity of the operation, level of risk and performance history.

The Proponent requests that the Board prepare a report that sets forth "the steps that the Company takes to reduce the risk of accidents." OIMS comprehensively and clearly describes the steps the Company takes to reduce the risk of accidents (among other risks) - in all aspects of the Company's business. Accordingly, OIMS fully addresses this portion of the request made in the Proposal, nor is OIMS the only Company publication that addresses this important topic.

Corporate Citizenship Report (CCR)

The CCR is another Company publication that enhances the Company's discussion of actions taken to promote operational safety and reduce accidents. It is prepared and made available as part of ExxonMobil's ongoing effort to keep shareholders and the public informed of our views and plans regarding significant issues relevant to our business in a range of areas relating to the environmental, social and financial performance of the Company. It is regularly updated to provide comprehensive current information to our shareholders and other interested members of the public on many important aspects of our business.

Many parts of the CCR address matters relevant to the subject matter of the Proposal -- safety and risk management. We call the Staff's attention in particular to the section entitled "Safety, Health, and the Workplace" (beginning on page 18 and attached as Exhibit 4). The following are some excerpts from this section relating to safety in the Company's operations:

(i) Discussion of ExxonMobil's commitment to safety (page 19 under "Safety and health management"):

> ExxonMobil is committed to conducting business in a manner that protects and promotes the safety and health of our employees, those involved with our operations, and the communities where we work. These commitments are documented in our safety, health, and product safety policies and security expectations, which are implemented through our OIMS framework.[...] To drive continuous improvement, OIMS is periodically updated.

(ii) Discussion of certain safety steps (page 19, under "Workforce safety"):

> Incident investigation and analysis revealed that employee awareness of potential hazards as well as the degree to which they comply with critical procedures are often significant contributors to accident prevention. As a result, we are concentrating on the deployment and enhancement of behavior-based safety tools and are promoting the development of a "culture of intervention" where everyone takes responsibility for their own safety and the safety of others. We are also emphasizing conformance with critical operating procedures.

We believe this section of the CCR demonstrates ExxonMobil's recognition of the importance of safety and risk management throughout the Company's operations, and that, together with OIMS and the other documents described in this letter, it amply addresses the request made in first portion of the Proposal.

Other Company Resources

In addition to OIMS and the CCR described above, the Company has addressed the issue of safety through numerous other avenues, including the following:

- A new section on the Company's website, launched in 2010 to give people a look inside our OIMS system and how it helps ensure the safety and integrity of our global energy operations: *www.exxonmobilsafety.com*.
- A designated section about "Safety" on ExxonMobil's "Perspectives" blog, offering the Company's views specifically on the issue of safety. *See http://www.exxonmobilperspectives.com/category/safety/*. Recent entries include "Building a culture of safety"; and "A structure for safety."
- Various corporate reports, such as ExxonMobil's 2009 *Financial and Operating Review*. *See* Section entitled "Safety, Security, Health & Environment," specifically, "Guiding Principles" on page 6 and "Managing Risk" on page 7 (excerpts attached as Exhibit 5).
- Executive speeches, such as the Statement by Rex W. Tillerson, Chairman and CEO of ExxonMobil, to the National Commission on the BP Deepwater Oil Spill and Offshore Drilling, on November 9, 2010. A transcript is enclosed as Exhibit 6. In discussing OIMS in his statement, Mr. Tillerson remarked (emphasis added):

> ...[I]n the early 1990s, ExxonMobil's management undertook what I consider to be a visionary approach. The goal was to wholly reorganize the company to make safety — of people, facilities and the environment — the center of everything we do. **Safety would come first, period.**

As can be seen from the discussions in the many ExxonMobil publications, speeches and websites highlighted above, the issues of safety and risk management figure prominently in corporate communications. Shareholders and members of the public are able to find significant amounts of information on the "steps the Company has taken to reduce the risk of accidents," as requested by the Proponent.

C. The Company's Safety Report - Second Portion of Proposal

In the second portion of the Proposal, the Proponent requests that the report describe the Board's oversight of process safety management. As discussed in this section, the Board does maintain an oversight function regarding safety management, and a description of this oversight role is publicly available.

The Public Issues and Contributions Committee (the "Committee") of the Board is composed of four independent directors. As set forth in the Committee's charter, one of the primary purposes of the Committee is:

> to review and provide advice, as the Committee deems appropriate, regarding the Corporation's policies, programs and practices on public issues of significance including their effects on safety, health and the environment....

The Committee's charter is enclosed as Exhibit 3. It is also available on the Company's website at *www.exxonmobil.com*. The following activities relating to safety are explicitly listed in the Committee's charter (emphasis added):

1. Review the Corporation's policies, programs and practices on public issues of significance and make such recommendations to the Board with respect thereto as it may deem advisable.
2. *Review the effectiveness of the Corporation's policies, programs and practices on safety*, health, environment, and social issues and make such recommendations to the Board with respect thereto as it may deem advisable
3. *Complete an annual review of safety, health and environmental performance of major operating organizations.*
4. Complete an annual visit to one of ExxonMobil's operating sites to review matters such as safety, health, environment, and community relations programs and practices.

In 2010, the Committee's "annual visit" as required under the charter was to an operating site in Louisiana.

The clear description of the important oversight role that the Committee serves with regard to safety provides the information requested by Proponent in the second portion of the Proposal.

D. The Form of the Company's Safety Report

The Company's presentation of its safety disclosures on its website substantially implements the Proposal's request for a report on steps the Company has taken to reduce the risk of accidents. These disclosures are readily available to shareholders and thus substantially implement the Proposal within the meaning of Rule 14a-8(i)(10). *See, e.g., Honeywell International Inc.* (avail. Feb. 21, 2007) (concurring in the exclusion of a shareholder proposal requesting a sustainability report where responsive disclosures were included on the company's website).

Reason for Omission: Ordinary Business (Rule 14a-8(i)(7))

Basis for Exclusion

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Thus, when examining whether a proposal may be excluded under Rule 14a-8(i)(7), the first step is to determine whether the proposal raises any significant policy issue. If a proposal does not, then it may be excluded under Rule 14a-8(i)(7). If a proposal does raise a significant policy issue, it is not the end of the analysis. As discussed below, the Staff has concurred with the exclusion of shareholder proposals that raise a significant social policy issue when other aspects of the report or action sought in the proposals implicate a company's ordinary business.

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Analysis

The Company is the world's largest publicly traded international oil and gas company. The Company's policy, as discussed above, is to conduct its business in a manner that protects the safety of employees, others involved in its operations, customers and the public. Moreover, the Company is committed to continuous efforts to identify and eliminate or manage safety risks associated with its activities. The Proposal requests a report on "the steps the Company has taken to reduce the risk of accidents." As discussed below, this is a very broad request that implicates every aspect of the Company's safety efforts. Therefore, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Proposal is similar to many other shareholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a company's safety initiatives, including routine matters. For example, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting disclosures of company efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. Union Pacific argued that the proposal was excludable because the proposal related to the company's day-to-day efforts to safeguard its operations – including not only terrorist attacks, but also earthquakes, floods, counterfeit merchandise and tainted cargo. The Staff's response noted that the proposal was excludable because it included matters relating to Union Pacific's ordinary business operations. Moreover, in *CNF Transportation, Inc.* (avail. Jan. 26, 1998), the Staff concurred with the exclusion of a proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness and shareholder value. Likewise, in *AMR Corp.* (avail. April 2, 1987), the Staff concluded that a proposal requesting that the board of directors review and issue a report regarding the safety of the company's airline operations was excludable as a matter relating to ordinary business operations. *See also UAL Corp.* (avail. Jan. 28, 1998) (proposal requesting UAL to undertake a complete and thorough technical evaluation of the U.S. Air Traffic Control system, develop a plan to correct deficiencies found in the evaluation and provide continuing oversight of the ATC system excludable as ordinary business); *E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992) (concurring with the exclusion of a proposal as ordinary business because it related to "the safety of the Company's aviation operations").

As with the proposal in *Union Pacific*, the Proposal seeks information on "the steps the Company has taken to reduce the risk of accidents" and thus pertains to a broad array of day-today safety issues that confront the Company, not just those described in the Proposal's supporting statements. For example, the Proposal would encompass daily Company efforts such as measures to prevent slip-and-falls, provide adequate lighting levels and address housekeeping issues. These and other Company actions to prevent accidents are an important, but ordinary and day-to-day aspect, of the Company's operations. Thus, the Proposal's broad scope renders the Proposal excludable under Rule 14a-8(i)(7) because implementation of measures to prevent the wide variety of accidents covered by the Proposal is a central and routine element of the Company's ordinary business.

Moreover, even if the Proposal is viewed as addressing some non-ordinary business matters, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, the Staff affirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007), concurring with the exclusion of a proposal under Rule 14a-8(i)(7) recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials." In *General Electric Co.* (avail. Feb 10, 2000), because a portion of the proposal related to ordinary business matters, the Staff concurred with the exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. *See also Medallion Financial Corp.* (avail. May 11, 2004) (concurring with the exclusion of a proposal requesting that the company consult an investment bank to evaluate ways to increase shareholder value, and noting that it "appears to relate to both extraordinary transactions and non-extraordinary transactions"); and *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using unfair labor practices because the proposal also requested that the report address ordinary business matters).

Conclusion

We believe that the publications, speeches and Web postings discussed above demonstrate that ExxonMobil already has addressed both portions of the Proposal. We thus believe the Proposal has been substantially implemented and may be omitted from the proxy material for our 2011 annual meeting under Rule 14a-8(i)(10). We also believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because the Proposal's broad request implicates every aspect of the Company's safety efforts and thus relates to the Company's ordinary business operations.

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 proxy materials. If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

A copy of this letter (and enclosures) is being sent to the Proponent.

Sincerely,



Lisa K. Bork

LKB

Enclosures

cc - w/enc: **Proponent:**
AFL-CIO Reserve Fund

EXHIBIT 1

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 13, 2010

Sent by Facsimile and UPS



RECEIVED
DEC 14 2010
D. S. ROSENTHAL

David S. Rosenthal, Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

Dear Mr. Rosenthal,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Exxon Mobil Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 3716 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

Resolved, that the shareholders of Exxon Mobil Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others, resulting in the largest fines ever levied by the Occupational, Safety and Health Administration ("OHSA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

BP's accidents are not unique in the petroleum industry. A 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009). OSHA has recorded safety violations at our Company. Since 2005, OSHA inspectors have revealed
24 safety violations (16 process safety management violations of which 12 were categorized as "Serious").
http://www.osha.gov/pls/imis/establishment.inspection_detail?id=313030124&id=313553687&id=312598097&id=309912889&id=309909372&id=311360549&id=309904191&id=309904183 Our Torrance Refinery's three accidents involved injuries: two in 2006 and one in 2009, resulting in the death of an employee. ("Cal-OSHA Levies Proposed $32,700 fine on ExxonMobil for Refinery Death," *AllBusiness*, September 17, 2009
http://www.allbusiness.com/legal/trial-procedure-fines-penalties/12971124-1.html)

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.



Facsimile Transmittal

SHAREHOLDER PROPOSAL

DEC 13 2010

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Date: December 13, 2010

To: David S. Rosenthal, Exxon Mobil Corporation

Fax: 972-444-1199

From: Daniel F. Pedrotty, Office of Investment, AFL-CIO

Pages: 3 (including cover page)


RECEIVED
DEC 13 2010
D. S. ROSENTHAL

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations



AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 13, 2010

Sent by Facsimile and UPS

David S. Rosenthal, Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

Dear Mr. Rosenthal,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Exxon Mobil Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 3716 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

Resolved, that the shareholders of Exxon Mobil Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others, resulting in the largest fines ever levied by the Occupational, Safety and Health Administration ("OHSA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

BP's accidents are not unique in the petroleum industry. A 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009). OSHA has recorded safety violations at our Company. Since 2005, OSHA inspectors have revealed
24 safety violations (16 process safety management violations of which 12 were categorized as "Serious").
http://www.osha.gov/pls/imis/establishment.inspection_detail?id=313030124&id=313553687&id=312598097&id=309912889&id=309909372&id=311360549&id=309904191&id=309904183 Our Torrance Refinery's three accidents involved injuries: two in 2006 and one in 2009, resulting in the death of an employee. ("Cal-OSHA Levies Proposed $32,700 fine on ExxonMobil for Refinery Death," *AllBusiness*, September 17, 2009
http://www.allbusiness.com/legal/trial-procedure-fines-penalties/12971124-1.html)

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Robert A. Luettgen
Manager - Office of the Secretary

ExxonMobil

December 16, 2010

VIA UPS – OVERNIGHT DELIVERY

Mr. Daniel F. Pedrotty
Director
Office of Investment
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Pedrotty:

This will acknowledge receipt of the proposal concerning a report on safety management, which you have submitted on behalf of the AFL-CIO Reserve Fund (the "Proponent") in connection with ExxonMobil's 2011 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 13, 2010), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,



RAL/sjn

Enclosure

§ 240.14a-8 Shareholder proposals.

 top

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

AmalgBankOfChicago 12/20/2010 3:06:21 PM PAGE 1/001 Fax Server

Prorg OK

SHAREHOLDER RELATIONS

DEC 20 2010

NO. OF SHARES
COMMENT:
ACTION:

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



December 13, 2010

Sent by Fax (972) 444-1199 and US Mail

David S. Rosenthal, Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039


RECEIVED
DEC 20 2010
D. S. ROSENTHAL

Dear Mr. Rosenthal,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 3716 shares of common stock (the "Shares") of Exxon Mobil Corporation beneficially owned by the AFL-CIO Reserve Fund as of December 13, 2010. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 13, 2010. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

DS H

American Federation of Labor and Congress of Industrial Organizations


AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 23, 2010

Sent by Facsimile and US Mail

SHAREHOLDER RELATIONS
DEC 28 2010
NO. OF SHARES ______
COMMENT: ______
ACTION: ______


RECEIVED
DEC 28 2010
D. S. ROSENTHAL

David S. Rosenthal, Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

Dear Mr. Rosenthal,

Please see the attached letter from the AFL-CIO Reserve Fund's custodian bank AmalgaTrust dated December 13th, 2010 documenting the AFL-CIO Reserve Fund's ownership of Exxon Mobil Corporation's common stock.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



December 13, 2010

Sent by Fax (972) 444-1199 and US Mail

David S. Rosenthal, Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

Dear Mr. Rosenthal,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 3716 shares of common stock (the "Shares") of Exxon Mobil Corporation beneficially owned by the AFL-CIO Reserve Fund as of December 13, 2010. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 13, 2010. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

EXHIBIT 2

ExxonMobil

Taking on the world's toughest energy challenges.™

Operations Integrity Management System





ExxonMobil remains steadfast in its commitment to excellence in Safety, Security, Health and Environmental (SSH&E) performance, referred to collectively as Operations Integrity. Many of our operations and products present potential risks to people and to the environment. Recognizing these risks is inherent in our business, and we believe the best way to meet our commitment is through a capable, committed workforce, and practices designed to enable safe, secure and environmentally responsible operations. We accomplish this through clearly defined policies and practices, and with rigorously applied management systems designed to deliver results.

The Operations Integrity Management System (OIMS) is a cornerstone of our commitment to managing SSH&E risk and achieving excellence in performance. Since the inception of OIMS, our SSH&E performance has improved substantially. Industry-leading lost-time incident rates have been significantly reduced. Risks to the environment have been reduced, with a remarkable decline in marine spills and continuing reductions in emissions. We have been cited by Lloyd's Register Quality Assurance for "being among the leaders in the extent to which environmental management considerations have been integrated into our ongoing business practices."

All operating organizations are required to maintain the systems and practices needed to conform to the Expectations described in the OIMS Framework.

To drive continuous improvement, the Framework is periodically updated. This revision strengthens Framework Expectations with respect to leadership, process safety, environmental performance, and the assessment of OIMS effectiveness and is intended to:

- reinforce our belief that all safety, health and environmental incidents are preventable; and to
- promote and maintain a work environment in which each of us accepts personal responsibility for our own safety and that of our colleagues, and in which everyone actively intervenes to ensure the safety, security and wellness of others.

We believe these measures will help drive ExxonMobil closer to our vision of a workplace where "Nobody Gets Hurt," where "Security is Everybody's Business," and where our environmental performance meets our expectations to "Protect Tomorrow. Today."

Rex W. Tillerson
Chairman & Chief Executive Officer



ExxonMobil is committed to conducting business in a manner that is compatible with the environmental and economic needs of the communities in which we operate, and that protects the safety, security, and health of our employees, those involved with our operations, our customers, and the public. These commitments are documented in our Safety, Security, Health, Environmental, and Product Safety policies. These policies are put into practice through a disciplined management framework called the Operations Integrity Management System (OIMS).

ExxonMobil's OIMS Framework establishes common worldwide expectations for addressing risks inherent in our business. The term Operations Integrity (OI) is used by ExxonMobil to address all aspects of its business that can impact personnel and process safety, security, health, and environmental performance.



The OIMS Framework includes 11 Elements. Each Element contains an underlying principle and a set of Expectations. The OIMS Framework also includes the characteristics of, and processes for, evaluating and implementing OI Management Systems.

Application of the OIMS Framework is required across all of ExxonMobil, with particular emphasis on design, construction and operations. Management is responsible for ensuring that management systems satisfying the Framework are in place. The scope, priority and pace of management system implementation should be consistent with the risks associated with the business.


OIMS


OIMS 11 Elements
"operations"
driver
evaluation
1. Management Leadership, Commitment and Accountability
2. Risk Assessment and Management
3. Facilities Design and Construction
4. Information/Documentation
5. Personnel and Training
6. Operations and Maintenance
7. Management of Change
8. Third-Party Services
9. Incident Investigation and Analysis
10. Community Awareness and Emergency Preparedness
11. Operations Integrity Assessment and Improvement

element 1: management leadership, commitment and accountability

Management establishes policy, provides perspective, sets expectations and provides the resources for successful operations. Assurance of Operations Integrity requires management leadership and commitment visible to the organization, and accountability at all levels.

1.1 Systems for Operations Integrity management are established, communicated and supported at every level in the organization.

1.2 Managers and supervisors credibly demonstrate commitment and personal accountability for Operations Integrity, promote an open and trusting environment, and understand how their behaviors impact others. Commitment is demonstrated through active and visible participation.

1.3 Manager and supervisor knowledge and skills, including leadership skills and behaviors, are developed to effectively apply Operations Integrity management tools and systems.

1.4 Management establishes the scope, priority and pace for System implementation and improvement, considering the complexity and risks involved with their operations and products.



1.5 Roles, responsibilities, authorities and accountabilities within the Systems are known and exercised.

1.6 Clear goals and objectives are established for the Systems, and performance is evaluated against these goals and objectives.

1.7 Expectations are translated into procedures and practices.

1.8 The workforce is actively engaged in the Operations Integrity process, and relevant learnings are shared across the organization.

1.9 Performance is evaluated, and the degree to which expectations are met is assessed. The results are stewarded to corporate management.

1.10 Managers responsible for businesses Operated by Others (OBO) communicate OIMS principles to the Operator and encourage the adoption of OIMS or similar systems.

element 2: risk assessment and management

Comprehensive risk assessments can reduce safety, health, environmental and security risks and mitigate the consequences of incidents by providing essential information for decision-making.

2.1 Risk is managed by identifying hazards, assessing consequences and probabilities, and evaluating and implementing prevention and mitigation measures.

2.2 Risk assessments are conducted for ongoing operations, for projects and for products in order to identify and address potential hazards to personnel, facilities, the public and the environment.

2.3 Periodic risk assessments are performed by qualified personnel, including expertise from outside the immediate unit, as appropriate.

2.4 Risk assessments are updated at specified intervals and as changes occur.

2.5 Assessed risks are addressed by specified levels of management appropriate to the nature and magnitude of the risk, and decisions are clearly documented.

2.6 A follow-up process is in place to ensure that risk-management decisions are implemented.

element 3: facilities design and construction

Inherent safety and security can be enhanced, and risk to health and the environment minimized, by using sound standards, procedures and management systems for facility design, construction and startup activities.

3.1 Project management procedures are documented, well understood and executed by qualified personnel.

3.2 Criteria are established and procedures are in place for conducting and documenting risk assessments at specific project stages to ensure that Operations Integrity objectives are met.

3.3 The design and construction of new or modified facilities use approved design practices and standards that:

- meet or exceed applicable regulatory requirements
- embody responsible requirements where regulations are not adequately protective
- address other important operations integrity considerations, including Environmental Aspects and Human Factors

3.4 Deviation from approved design practices and standards, or from the approved design, is permitted only after review and approval by the designated authority, and after the rationale for the decision is documented.

3.5 A process is in place for evaluating the application of new or updated standards with operations integrity implications for existing facilities.

3.6 Quality-assurance processes are in place, which ensure that facilities and materials received meet design specifications and that construction is in accordance with the applicable standards.

3.7 A pre-startup review is performed and documented to confirm that:

- construction is in accordance with specifications
- Operations Integrity measures are in place
- emergency, operations and maintenance procedures are in place and adequate
- risk-management recommendations have been addressed and required actions taken
- training of personnel has been accomplished
- regulatory and permit requirements are met



element 4: information/ documentation

Accurate information on the configuration and capabilities of processes and facilities, properties of products and materials handled, potential Operations Integrity hazards, and regulatory requirements is essential to assess and manage risk.

4.1 Drawings, pertinent records, and documentation necessary for sound design, operation, inspection, and maintenance of facilities are identified, accessible, accurate and appropriately safeguarded.

4.2 Information on the potential hazards of materials involved in operations is kept current and accessible.

4.3 Information on potential hazards associated with products, and guidance to enable proper handling, use and disposal, are documented and communicated.

4.4 Information on applicable laws and regulations, licenses, permits, codes, standards and practices is documented and kept current.

element 5: personnel and training

Control of operations depends upon people. Achieving Operations Integrity requires the appropriate screening, careful selection and placement, ongoing assessment and proper training of employees, and the implementation of appropriate Operations Integrity programs.

5.1 A process is in place for screening, selection, placement and ongoing assessment of the qualifications and abilities of employees to meet specified job requirements.

5.2 Criteria are in place to ensure that necessary levels of individual and collective experience and knowledge are maintained and are carefully considered when personnel changes are made.

5.3 Initial, ongoing and periodic refresher training is provided to meet job and legal requirements and to ensure understanding of the proper protective measures to mitigate potential Operations Integrity hazards. This training includes:

- assessment of employee knowledge and skills relative to requirements
- training documentation
- assessment of training effectiveness

5.4 The assessment and documentation of, and feedback on, employee performance address Operations Integrity elements.

5.5 Behavior-based processes for reducing risks of incidents, including personnel safety, process safety, security, and environmental considerations, are in place. It is expected that:

- employees and contractors consistently recognize and proactively mitigate operational, procedural, and physical hazards
- employees and contractors proactively and routinely identify and eliminate their at-risk behaviors and those of their co-workers
- Human Factors, workforce engagement, and leadership behaviors are addressed
- behaviors, at-risk conditions, and other precursors that can lead to incidents are recorded, analyzed, and addressed

5.6 A process is in place to identify and evaluate health risks related to operations that potentially affect employees, contractors, or the public. Based upon assessed risk:

- exposures are monitored
- proper protective and preventive measures are implemented
- early detection and diagnosis are provided
- pertinent health data is recorded and reviewed
- medical fitness for work is determined, as appropriate



element 6: operations and maintenance

Operation of facilities within established parameters and according to regulations is essential. Doing so requires effective procedures, structured inspection and maintenance programs, reliable Operations Integrity critical equipment, and qualified personnel who consistently execute these procedures and practices.

6.1 Operating, maintenance, and inspection procedures are developed, implemented, and consistently used. These procedures include, where appropriate:

- special procedures for activities with potentially higher risk
- operating envelope considerations
- regulatory and Environmental Aspects considerations
- Human Factors considerations

Procedures are updated at specified intervals and when changes are made.

6.2 A work permit process incorporates checks and authorizations that are consistent with mechanical and operational risks.

6.3 Critical equipment is identified and tested, and it undergoes preventive maintenance.

6.4 The temporary disarming, deactivation, or unavailability of critical equipment is managed.

6.5 Mechanical integrity programs are in place and stewarded to assure the testing, inspection, and maintenance of equipment.

6.6 Interfaces between operations are assessed, and procedures are in place to manage identified risks.

6.7 Environmental Aspects are addressed and controlled, consistent with policy, regulatory requirements and business plans. Environmental Business Planning is conducted and integrated into business plans.

6.8 Environmental performance, including emissions, discharges, and wastes, is tracked and stewarded to meet performance goals.

6.9 Applicable laws, regulations, permits and other governmental requirements are anticipated and met, and the resulting operating requirements are documented and communicated to those affected. Compliance is periodically verified.

6.10 Proper long-term shutdown or abandonment of facilities is planned and managed.

6.11 Quality-assurance processes are in place, ensuring that facilities and materials received meet designated specifications.







element 7: management of change

Changes in operations, procedures, site standards, facilities, or organizations must be evaluated and managed to ensure that Operations Integrity risks arising from these changes remain at an acceptable level.

7.1 A process is in place for the management of both temporary and permanent changes.

7.2 The process for managing change addresses:

- authority for approval of changes
- analysis of Operations Integrity implications
- compliance with regulations and approved standards
- acquisition of needed permits
- documentation, including reason for change
- communication of risks associated with the change and required mitigation measures
- time limitations
- training

7.3 Temporary changes do not exceed initial authorization for scope or time without review and approval.

element 8: third-party services

Third parties doing work on the company's behalf impact its operations and its reputation. It is essential that they perform in a manner that is consistent and compatible with ExxonMobil's policies and business objectives.

8.1 Third-party services are evaluated and selected using criteria that include an assessment of capabilities to perform work in a safe and environmentally sound manner.

8.2 Third-party performance requirements are defined and communicated. They include:

- responsibility for providing personnel appropriately screened, trained, qualified and able to perform specified duties
- a process for self-monitoring and stewardship

8.3 Interfaces between organizations providing and receiving services are effectively managed.

8.4 Third-party performance, including leadership, is monitored and assessed, feedback is provided, and deficiencies are corrected.





element 9: incident investigation and analysis

Effective incident investigation, reporting and follow-up are necessary to achieve Operations Integrity. They provide the opportunity to learn from reported incidents and to use the information to take corrective action and prevent recurrence.



9.1 A process is in place for reporting, investigating, analyzing and documenting actual safety, security, health, environmental and regulatory compliance incidents and significant near misses.

9.2 Procedures are in place for the Law Department to investigate, analyze and advise on incidents when necessary.

9.3 Procedures exist for actual incidents and near misses, other than those investigated by the Law Department, which:

* provide for timely investigation
* consider potential consequences in determining the level of investigation
* identify root causes and contributing factors
* determine and ensure implementation of actions needed to prevent recurrence of this and related incidents
* reflect legal input

9.4 Findings are retained, periodically analyzed to determine where improvements to practices, standards, procedures or management systems are warranted, and used as a basis for improvement.

9.5 A process is in place to share lessons learned from actual incidents and near misses among ExxonMobil organizations, and to interact with others as appropriate to facilitate improvements in performance.

element 10: community awareness and emergency preparedness

Effective management of stakeholder relationships is important to enhance the trust and confidence of the communities where we operate. Emergency planning and preparedness are essential to ensure that, in the event of an incident, all necessary actions are taken for the protection of the public, the environment and company personnel and assets.

10.1 Community expectations and concerns about our operations, including those of the workforce, are sought, recognized, and addressed in a timely manner.

10.2 Emergency preparedness, response, and business continuity plans are documented, accessible and clearly communicated. The plans, based on assessed Operations Integrity risks, include:

* response actions that address significant incident scenarios
* organizational structure, responsibilities and authorities
* internal and external communications procedures
* procedures for accessing personnel and equipment resources
* procedures for accessing essential Operations Integrity information
* procedures for interfacing with other company and external emergency response organizations
* process for periodic updates

10.3 Equipment, facilities and trained personnel needed for emergency response are defined and readily available.

10.4 Simulations and drills are periodically conducted, which include consideration of external communications and involvement. Learnings are identified and addressed.

element 11: operations integrity assessment and improvement

Assessment of the degree to which expectations are met is essential to improve Operations Integrity and maintain accountability.

11.1 Operations are assessed at predetermined frequencies to establish the degree to which the Operations Integrity expectations are met.

11.2 The frequency and scope of assessments reflect the complexity of the operation, level of risk and performance history.

11.3 Assessments are conducted by multidisciplinary teams, including expertise from outside the immediate unit.

11.4 Findings from assessments are resolved and documented.

11.5 The effectiveness of the assessment process is reviewed periodically, and findings are used to make improvements.









the characteristics of management systems

Each operating unit must have in place properly designed and documented management systems that address all the Expectations set out in the OIMS framework. Management systems put in place to meet OIMS Expectations must incorporate the following five characteristics to be effective. It is important for all five characteristics to be documented.



scope and objectives.

Scope defines the System's boundaries and identifies interfaces with other systems, organizations and facilities. Objectives clearly define the System's purpose and expected results.

processes and procedures.

Processes outline the steps that describe what the System does and how it functions. Procedures address the key tasks required by a process.

responsible and accountable resources.

Approval authorities, experience and training requirements that qualify people to carry out their roles and responsibilities are specified for both implementation and execution of the System.

verification and measurement.

A System must be checked to see whether it is functioning as designed and is achieving its stated purpose. There are two components. Verification determines that processes and procedures are functioning and being effectively executed. Measurement confirms the quality of System processes and determines that System objectives and results are being achieved.

feedback and improvement mechanisms.

These mechanisms help ensure that actions are taken to continuously improve the System. They use findings from assessments and from verification and measurement activities to enhance System suitability, capability and effectiveness.



evaluation

Ongoing evaluation is essential to make sure that the Expectations in the Framework are being met. OIMS employs internal and external assessment processes to gauge the degree to which the Expectations are being satisfied. Such evaluations provide the information needed to further improve both performance and supportive management systems.

The assessment process focuses on evaluation of management systems. Two system dimensions are included in the evaluation:

1. system status

- Extent to which the five characteristics of an Operations Integrity Management System are built into the System design and properly documented.
- Extent of deployment, including communication, training and establishment of measurement, verification and feedback processes.

2. system effectiveness

- Extent of conformance to System requirements and documentation.
- Quality of System execution.
- How well the System is working and whether the stated objectives are being achieved.





Protect Tomorrow. Today.

oims ratings

System Status and Effectiveness are both appraised during assessments. System Status receives a qualitative evaluation of either "Meets Criteria" or "Needs Improvement." System Effectiveness receives a quantitative rating on a scale of 1 to 4, with 4 being the highest level.

The overall assessable unit Effectiveness rating is based on the average of the individual System Effectiveness ratings.

assessment frequency

External assessments are conducted every three to five years, with the frequency within that range determined by the Operations Integrity performance of the assessable unit and the level of risk in the unit's operation.

Internal assessments are conducted annually in the intervening years. Systems judged by Functional Business Unit management to have the greatest Operations Integrity impact for each assessable unit are assessed annually. Other OI Systems are assessed at approximately the midpoint of the interval between External OI Assessments.

responsibilities for management above the assessable unit

The Elements and Expectations of the OIMS Framework are intended to provide guidance for Operations Integrity management systems on an assessable unit (AU) basis. However, some aspects of OI management require oversight and support above the level of the AU. OIMS responsibilities for Above the AU system(s) and procedures should be in place to address these areas where applicable. The following guidelines address the processes that provide oversight and support to the AU systems and procedures.

Management Leadership, Commitment and Accountability

* Demonstrate commitment to and active engagement in OI activities across relevant areas of responsibility, including participation in OIMS Assessments and provision of sufficient resources to meet OI requirements.
* Ensure functional Management Systems address OIMS Expectations and functional guidelines.
* Establish, communicate, and steward assessable unit SSH&E performance and improvement goals across the business; recognize outstanding results/accomplishments.
* Establish and maintain processes to collect and report accurate and timely SSH&E data.
* Communicate expectations for and monitor progress with respect to the implementation of OIMS for operations new to ExxonMobil.
* Managers responsible for businesses operated by others (OBOs), that are not included in an Assessable Unit, communicate OIMS principles to the Operator and encourage the adoption of OIMS or similar systems and monitor implementation.

Risk Assessment and Management

* Monitor the status of the risk profile for the function and associated mitigation activities.

Facilities Design & Construction

* Ensure there are responsible minimum standards for facility design and construction, including where regulatory requirements are not adequately protective.



Personnel and Training

- Ensure processes are in place to maintain competencies important for Operations Integrity.

Operations and Maintenance

- Monitor the execution of mechanical integrity assurance programs.
- Ensure processes are in place for appropriate regulatory analysis, interpretation, and translation.
- Ensure the adequacy of regulatory compliance assurance processes.
- Monitor the status of compliance with regulations and responsible standards.
- Direct Environmental Business Planning and oversee implementation and stewardship.

Management of Change

- Ensure Operations Integrity implications of organizational changes are evaluated and addressed.

Incident Investigation and Analysis

- Ensure processes are in place for addressing and sharing learnings from company and industry incidents.

Community Awareness and Emergency Preparedness

- Ensure processes are in place to sustain emergency preparedness, response, and business continuity for events requiring resources above the assessable unit.

Operations Integrity Assessment and Improvement

- Ensure processes are in place to analyze individual and collective assessment results.
- Monitor the status of assessment follow-up and closure.
- Ensure processes are in place to review the effectiveness of assessments, including a review of assessable unit size and approaches (e.g., focus areas, duration, coverage, frequency).
- Periodically evaluate conformance with OIMS responsibilities for above the assessable unit activities to ensure [illegible]





ExxonMobil

5959 Las Colinas Boulevard
Irving, Texas 75039-2298

www.exxonmobil.com

Printed entirely on recycled paper.

July 2009

EXHIBIT 3


Taking on the world's toughest energy challenges

Public Issues and Contributions Committee Charter

As revised by the Board of Directors on
February 25, 2009

I. Purpose of the Committee
The primary purposes of the Public Issues and Contributions Committee (the "Committee") are to review and provide advice, as the Committee deems appropriate, regarding the Corporation's policies, programs and practices on public issues of significance including their effects on safety, health and the environment; and to review and provide advice on the Corporation's overall contributions objectives, policies and programs.

II. Committee Membership
The Committee shall have at least three members. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate. Members of the Committee should be suitably knowledgeable in matters pertaining to public issues. The actual number of members shall be determined from time to time by resolution of the Board. Two members of the Committee shall constitute a quorum thereof.

III. Committee Structure and Operations
The Chair of the Committee shall be designated by the Board. The Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Public Issues and Contributions Committee unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish subcommittees consisting of one or more members to carry out such duties as the Committee may delegate.

IV. Committee Activities
The following shall be the common recurring activities of the Committee in carrying out its purpose. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Review the Corporation's policies, programs and practices on public issues of significance and make such recommendations to the Board with respect thereto as it may deem advisable.
2. Review the effectiveness of the Corporation's policies, programs and practices on safety, health, environment, and social issues and make such recommendations to the Board with respect thereto as it may deem advisable.
3. Complete an annual review of safety, health and environmental performance of major operating organizations.
4. Complete an annual visit to one of ExxonMobil's operating sites to review matters such as safety, health, environment, and community relations programs and practices.

5. Review each year, prior to the development of the following year's contributions budgets, proposed overall contributions objectives, policies and programs, including, as appropriate, goals and criteria, the level of corporate contributions, the subject areas to which contributions are to be made and the relative weighting thereof, and make such recommendations to the Board with respect thereto as it may deem advisable.
6. Review, prior to the regular meeting of the Board held in November of each year, the proposed contributions budgets of the Corporation and of its consolidated affiliates, as to the consistency of such budgets with the contributions objectives, policies and programs established by the Board in respect of each year, and possible contributions of an unusual amount and report to the Board.
7. Take such other action and do such other things as may be referred to it from time to time by the Board.

V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness and will consider whether any changes to the Committee's charter are appropriate.

VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

VII. Resources and Authority of the Committee

The Committee has the authority to retain such outside advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors.

EXHIBIT 4

Highlights

11%
reduction [illegible]

20%
participation increase in ExxonMobil [illegible] Company's [illegible] safety [illegible]

26%
of our worldwide workforce [illegible]

33%
of our executives are non-U.S. employees

Safety, Health, and the Workplace

Priority Issues



Protecting our workforce

Implement policies to protect the safety and security of our employees and contractors


STOP AIDS
lobil

Improving workplace health

Address health risks through malaria control, HIV/AIDS prevention, and management of emerging health issues



Developing a skilled workforce

Foster a diverse work environment that encourages employee growth and is free of harassment and discrimination

Performance Overview

What we said in 2008

- Continue industry-leading safety record
- Recommend metrics to facilitate a step-change in safety performance that shows sustainable improvement over time
- Refresh our existing *Operations Integrity Management System* (OIMS) framework
- Identify the best candidates for an increasingly diverse workforce through practical work experience, scholarships and internships

What we did in 2009

- Continued to lead industry with combined employee and contractor workforce lost-time incident rates at best-ever levels
- Developed new personnel safety metrics and processes to improve performance
- Progressed process safety enhancements and new indicators
- Updated the OIMS framework
- Granted 40 U.S. technical scholarships and sponsored 1097 global internships and co-op assignments

What we plan to do

- Implement proposed enhancements to personnel safety metrics and stewardship processes
- Implement leading process safety metrics
- Deploy enhancements introduced through 2009 updates to the OIMS framework
- Participate in cross-industry efforts to understand predictors of serious injuries and fatalities
- Continue to attract, develop, and retain a premier workforce from the broadest possible pool of talent

OUR EMPLOYEES ARE OUR MOST VALUABLE RESOURCE AND ARE AT THE CORE OF EXXONMOBIL'S ACHIEVEMENTS. We invest in the safety, health, development, and training of our workforce to ensure that we attract and retain the most capable individuals.

Safety and health management

ExxonMobil is committed to conducting business in a manner that protects and promotes the safety and health of our employees, those involved with our operations, and the communities where we work. These commitments are documented in our safety, health and product safety policies and security expectations, which are implemented through our OIMS framework (see page 13). To drive continuous improvement, OIMS is periodically updated. The latest revision, completed in 2009, includes strengthened expectations with respect to leadership, process safety, and assessments of OIMS effectiveness. As countries have varying standards for safety and health, our expectation is that we operate either to our own standards or those of the local country, whichever are most stringent.

Workforce safety. In 2009, we recorded best-ever combined employee and contractor workforce lost-time incident rates. Since 2005, we have reduced our workforce lost-time incident rate by an average of 11 percent per year and 33 percent since 2008. Incident investigation and analysis revealed that employee awareness of potential hazards as well as the degree to which they comply with critical procedures are often significant contributors to accident prevention. As a result, we are concentrating on the deployment and enhancement of behavior-based safety tools and are promoting the development of a "culture of intervention," where everyone takes responsibility for their own safety and the safety of others. We are also emphasizing conformance with critical operating procedures.

We continue to focus on improving the safety performance of our contractors. A key factor contributing to the risk of injury for contractors is that they can be less experienced or "short-service" workers. Pre-job planning tools, training, mentoring, and short-service worker programs contributed to our improved 2009 performance.

We are saddened to report that we experienced eight worker fatalities in 2009. We have thoroughly investigated all causes and contributing factors associated with each incident to learn from them and to prevent similar events. For example, a landscaping contractor was fatally injured while removing a fallen tree limb when he touched a utility pole guy wire, which was inadvertently in contact with a live wire. After investigating, a number of corrective actions were taken, including enhancing protocols for contractors in identifying and mitigating hazards, conducting a safety stand-down for all relevant workers, and issuing a global alert to raise awareness about electrical safety. At the close of 2009, a global "Safety Time-Out" was conducted for all ExxonMobil workers in an effort to underscore the risks inherent in our day-to-day activities, to emphasize the importance of hazard recognition and awareness, and to reinforce the role everyone plays in the prevention of incidents in the workplace. We will not be satisfied until we have workplaces in which *Nobody Gets Hurt*.

To help achieve our vision, our employees and contractors receive rigorous training before commencing work in our facilities. They participate in safety teams, conduct safety observations, and suggest ongoing improvements to procedures. For example, in 2009, more than 1900 contractor supervisors and managers participated in ExxonMobil Development Company's safety leadership workshops, an increase of more than 20 percent since 2008.

Risk management and emergency preparedness. Risks associated with safety, security, health, and the environment are inherent in our business. Recognizing these risks and the critical role of energy supply in an emergency situation, ExxonMobil takes a disciplined approach to business continuity planning and emergency preparedness. To respond quickly and effectively to operational incidents, we routinely test the trained teams at our operating sites on a range of possible scenarios, including simulated product spills, fires, explosions, natural disasters, and security incidents. In 2008, consistent standards were developed for business continuity planning; in 2009, more than 1100 people were trained at over 30 workshops around the world. Our response to the H1N1 influenza virus was coordinated across ExxonMobil, utilizing business continuity plans developed in prior years.


UP CLOSE
Celebrating safe operations

LOST-TIME INCIDENT RATE[1]
(incidents per 200,000 work hours)

■ ExxonMobil employees ■ ExxonMobil contractors
— API U.S. petroleum industry employee benchmark[2]


02
03
04
05
06
07
08
09

(1) Includes injuries and illnesses.

TOTAL RECORDABLE INCIDENT RATE[1]
(incidents per 200,000 work hours)

■ ExxonMobil employees ■ ExxonMobil contractors
— API U.S. petroleum industry employee benchmark[2]


02
03
04
05
06
07
08
09

UP CLOSE

Focus on process safety: Managing worker fatigue

[illegible]

Workplace security. At ExxonMobil, *Security is Everybody's Business* and we provide security and safeguards to protect our people, operations, facilities, business information, and other assets. In 2009, we continued to improve these programs and measures and further integrated them into our OIMS framework. Security is an ongoing activity at all our facilities, from production to large petrochemical and refining complexes; office buildings and computer systems; and transportation systems such as pipelines, rail, or marine vessels. We anticipate that efforts to strengthen security at our facilities will be complete in the first half of 2010. For more information about security at ExxonMobil, see page 45.

Process safety. Our process safety management framework focuses on reducing risks and incidents through flawless execution of OIMS. Lessons learned from incidents in our own operations or in industry provide opportunities to enhance our facilities design, operations integrity management, and operating practices. The goal is to use a disciplined approach to consistently deliver exemplary performance in designing, operating, and maintaining our assets.

Employee health

Successful businesses rely on a healthy workforce. At ExxonMobil, we provide support programs and services to help our employees live healthier lives. By incorporating workforce and community health considerations into project planning, we play a constructive role in addressing the broader economic and social development of the communities in which we operate (see national content development on page 37).

Our Environmental, Socioeconomic, and Health Impact Assessment (ESHIA) process helps us identify opportunities to manage potential health impacts associated with our projects. We strategically track employee health and develop prevention programs and health care services to respond to emerging health issues in a timely manner.

For example, in locations such as Papua New Guinea, our employees face particular health challenges due to tropical diseases such as malaria, dengue fever, lymphatic filariasis, Japanese encephalitis, and scrub typhus. ExxonMobil Development Company requires that all personnel working in malaria-prone environments take malaria prevention medications and use long-lasting insecticide-treated clothing



Employees and contractors of our Papua New Guinea liquefied natural gas project gathered to discuss safety incidents that occurred in 2009 in our global operations. The group was reminded of the importance of hazard recognition and awareness, and the role everyone plays in incident prevention.

> "We believe ExxonMobil to be among the industry leaders in the extent to which health and safety management considerations have been integrated into its business processes for ongoing operations and for the planning and development of new projects."
>
> Lloyd's Register Quality Assurance, Inc.

and skin repellents. We also use control services to effectively identify and reduce disease vectors (the means by which diseases are transmitted to humans such as biting insects). We use a variety of methods including breeding source reduction, mechanical barriers, and education of the worker. Insecticide use is kept to a minimum to protect the health of our workers and to minimize environmental impacts.

Workplace *Malaria Control Program*. Malaria is a life-threatening disease affecting more than 100 countries in four regions of the world. ExxonMobil's comprehensive Malaria Control Program covers both employees and contractors working in malaria-prone areas. The program combats malaria through awareness, mosquito bite prevention, anti-malaria medication, and early diagnosis and treatment. We track employee and contractor incidences of malaria in 10 countries with upstream operations. In 2009, we recorded our first case of malaria among our nonimmune (expatriate) employees since 2006. As a result, we emphasized the need for employees to report symptoms early and to be diligent in the use of insect repellent and insecticide-treated clothing. There were no serious cases of malaria reported among our national (semi-immune) employees. While we have successfully implemented consistent malaria prevention and control measures for our employees in all sites located in endemic areas, we continue to work with contractors to help them adopt controls similar to our own.

In 2009, ExxonMobil celebrated World Malaria Day in Angola, Cameroon, Chad, Equatorial Guinea, and Nigeria both in the workplace and in local communities to raise malaria awareness and increase compliance with protective measures.

To reduce the burden of malaria, ExxonMobil works on several fronts within our fenceline, with surrounding communities, and with national health care systems, including project partnerships with governments and agencies, local and international nongovernmental organizations, and community leaders. While these investments may be outside our core business, we know that keeping the population healthy creates value for shareholders and for society over the long term by building healthy communities and prosperous operating environments (see page 39).

Employee StopAIDS. Our workplace HIV/AIDS program, StopAIDS, combines risk mitigation education with access to community-based care and treatment to keep healthy workers disease-free and to educate HIV-positive workers on how to live safely with the illness. ExxonMobil does not test for HIV, and HIV status is not a factor in determining an employee's ability to work.

In relevant operations, we analyze existing population data on the prevalence of HIV to understand local risk factors for HIV transmission in the general population. In addition, we assess the capacity of local and national health care systems' infrastructure to support the diagnosis, treatment, and care of HIV/AIDS. Based on our findings, we determine the level of access to care provided to employees and families via company health plans.

For example, in 2009, ExxonMobil affiliates in Angola provided multiple HIV/AIDS awareness opportunities to employees and contractors, including safety moments, brochures, calendars, condom distribution, HIV/AIDS Walk for Life, and a collection of food, toys, and clothing for an HIV/AIDS orphanage. The StopAIDS committee in Equatorial Guinea organized an employee awareness session and a community training session. In Papua New Guinea, we conducted initial HIV/AIDS prevalence studies, developed relationships with local organizations to better understand their needs and existing prevention programs, and developed employee-focused educational materials.

Product stewardship and product safety

ExxonMobil is dedicated to minimizing adverse risks and impacts associated with the manufacture, use, and disposal of our products. We actively identify and evaluate potential risks to ensure minimal adverse effects on both people and the environment while improving product performance.

During the development of and prior to marketing our upstream, chemical, lubricant, specialty, and fuels products, we assess safety, health, and environmental (SHE) aspects as well as compliance with product safety legislation, both where the products are made and in their intended markets. Rigorous assessments required by government authorities are conducted and updated as new information becomes available to assure the safety of a new or modified product. Products used in particular markets, such as those that come in contact with food, undergo additional SHE assessments as appropriate.

In addition, we provide information to those who transport, use, and dispose of our products, including appropriate uses, potential health and environmental effects, personal protection and exposure controls, first aid measures, and disposal considerations. We monitor and assess changing and emerging science to ensure our products


UP CLOSE
Building a Culture of Health

EXHIBIT 5

Safety, Security, Health & Environment

ExxonMobil remains steadfast in our commitment to excellence in safety, security, health, and environmental (SSH&E) performance. We continue to deliver results that demonstrate that commitment.

2009 HIGHLIGHTS

- **Record performance in workforce safety**
- **Reduced Upstream hydrocarbon flaring by more than 20 percent**
- **Zero spills greater than a barrel from company-operated marine vessels**
- **Expanded research in advanced biofuels**

Guiding Principles

ExxonMobil is committed to conducting business in a manner that protects the safety, security, and health of our employees, those involved with our operations, our customers, and the public. We are committed to conducting business in a manner that is compatible with the environmental and economic needs of the communities in which we operate. These commitments are documented in our safety, health, environmental, and product safety policies that are put into practice through a disciplined management framework called the Operations Integrity Management System (OIMS).

All operating organizations are required to maintain the systems and practices needed to conform to the expectations described in the OIMS framework. To drive continuous improvement, the framework is periodically updated. The latest revision, completed in 2009, strengthens framework expectations with respect to leadership, process safety, environmental performance, and the assessment of OIMS effectiveness. With this revision, we seek to:

- Reinforce our belief that all safety, health, and environmental incidents are preventable; and,
- Promote and maintain a work environment in which each of us accepts personal responsibility for our own safety and that of our colleagues, and in which everyone actively intervenes to ensure the safety, security, and wellness of others.

Since the inception of OIMS, our SSH&E performance has improved substantially. We continue to lead the industry with our low incident rates for work-related injuries and illnesses. Risks to the environment have been reduced, with a significant decline in marine spills and continuing reductions in emissions. We are proud of these achievements and remain committed to maintaining and improving these high levels of performance.

We have been cited by Lloyd's Register Quality Assurance (LRQA) for "being among the leaders in the extent to which environmental management considerations have been integrated into our ongoing business practices." We are pleased that in 2009, LRQA recognized OIMS as meeting all requirements of the Occupational Health and Safety Assessment Series for health and safety management systems (OHSAS 18001:1999) and the International Organization for Standardization's specification for environmental management systems (ISO 14001:2004).

Working Toward an Incident-Free Workplace

At ExxonMobil, excellence in safety and health in the workplace is a core value. Our approach to safety and health management is yielding good results. Since 2000, we have reduced our workforce lost-time incidents by an average of over 14 percent per year and achieved best-ever performance for combined employee and contractor workforce incident rates in 2009. However, we are saddened to report that in 2009 we had eight workforce fatalities. We will not be satisfied until we have achieved a workplace in which *Nobody Gets Hurt*.

ExxonMobil has a long-standing commitment to the protection of our people, facilities, information, and other assets leading each business to reinforce the importance of security. Through the *Security is Everybody's Business* initiative, we continue to stress awareness of security-related issues, from site security to cyber security.

We believe that a successful business relies on a healthy workforce – and we take seriously those health issues that impact our workforce – whether work-related or not. By providing voluntary health promotion programs designed to enhance employees' well-being, productivity, and personal safety, we aim to improve the health of our workforce.

We also maintain an active commitment to the communities in which we work. We believe that self-sustaining improvements in public health are a key enabler for broader economic and social gains.

Industry-Leading Safety

Lost-Time Injuries and Illnesses

■ ExxonMobil Employees ■ ExxonMobil Contractors
■ U.S. Petroleum Industry Benchmark[1]
(incidents per 200,000 work hours)


0.5
0.4
0.3
0.2
0.1
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

(1) Employee safety data from participating American Petroleum Institute companies (2009 industry data not available at time of publication).



Managing Risk

Operational excellence, enduring business controls, and high standards for the conduct of our business are hallmarks of ExxonMobil and fundamental to our approach to risk management.

Many of our operations and products present potential risks to people and to the environment, and we recognize that these risks are inherent in our business. We believe the best way to effectively manage these risks is through clearly defined policies, standards, and practices embedded in rigorously applied management systems designed to deliver results.

Business continuity planning and emergency preparedness are two elements that help us address risk. We place great emphasis on preparedness to help ensure an effective response to incidents. Response to the 2009 H1N1 influenza virus was coordinated across ExxonMobil businesses utilizing business continuity plans developed in prior years.

Reducing Environmental Impact

ExxonMobil recognizes that by reducing the environmental impact of today's energy, we are taking an important step toward a more sustainable future. It is our objective to operate responsibly everywhere we do business by implementing scientifically sound, practical solutions that consider the needs of the communities in which we operate. Our goal is to eliminate incidents with real environmental impact.

To that end, our environmental management processes are guided by our *Protect Tomorrow. Today.* initiative, which outlines our expectations for being an industry leader in environmental protection.

Balancing Energy Production with Water Scarcity

Natural gas is expected to be the fastest growing major fuel source, driven largely by its increased use to generate electricity. ExxonMobil's leases in the Piceance Basin in Colorado hold a potential recoverable resource of more than 45 trillion cubic feet of gas. This major resource will take years to produce, and ExxonMobil is committed to increasing natural gas production more efficiently and with less environmental impact.

Producing natural gas from the Piceance Basin has a number of challenges. This gas is trapped within rock much tighter than concrete and requires the injection of a high-pressure mixture of sand and water to allow the gas to flow. In some areas of the western United States, water availability can be limited and is a strategic issue that the oil and gas industry is addressing.

Water conservation is a top priority for our operations, and we are actively engaged in managing water use. Our approaches include technological and operational innovations to enhance water use efficiency and improve water quality. For example, formation water produced with gas can be treated and reused elsewhere for other processes. As we continue to improve our use of produced water in our operations, we expect to reduce our freshwater usage by about 70 to 80 percent over the next few years in our Piceance Basin operations.

We have also significantly reduced the amount of water required for the production of oil at our Cold Lake operations in Canada. Through efforts to recover and treat water, we are now able to recycle 95 percent of the water at this in situ heavy oil project.



At our operations in the Piceance Basin, we continue to use technology to boost production capacity and reduce environmental impact.

Through this initiative, we set goals to improve performance and drive incidents with real environmental impact to zero. Progress toward these goals is managed through Environmental Business Planning, which integrates environmental improvement efforts with other business plans.

Through strong environmental management, our businesses have made major improvements in environmental performance. For example, since 2004, we have reduced total oil spills greater than one barrel by about 50 percent. In 2009, we had zero spills from company-owned and operated marine vessels in ExxonMobil's service.

Managing Climate Change Risks

No discussion of environmental performance would be complete without talking about the risks of climate change. We have the same concerns as people everywhere – and that is how to provide the world with the energy it needs while reducing greenhouse gas (GHG) emissions.

We take the issue of climate change seriously and the risks warrant action. Our strategy to achieve reductions in GHG emissions is focused on increasing our own energy efficiency and reducing flaring in the short term; advancing current proven emissions-reducing technologies in the medium term; and developing breakthrough, game-changing technologies for long-term emissions reduction. These initiatives will reduce emissions generated both internally by our own operations and externally by our customers.

Internally, new energy efficiency technologies and day-to-day operational efficiency activities generate significant energy savings and reduce GHG emissions. ExxonMobil has systematically worked to improve efficiency and environmental performance throughout our facilities worldwide. Since 2004, we have invested $1.9 billion in activities that reduce greenhouse gas emissions and improve energy efficiency in our operations. In addition, we are spending more than $5 billion in gas utilization and commercialization projects to reduce routine natural gas flaring.



We are also investing in cogeneration, which provides significant environmental benefits because it uses less fuel and produces fewer greenhouse gas emissions than conventional power generation. ExxonMobil has interests in about 4.9 gigawatts of cogeneration capacity in more than 30 locations worldwide. These operations have the capacity to produce enough electricity to supply the needs of more than 2 million U.S. homes.



Protect Tomorrow. Today.

Since the launch of our Global Energy Management System in 2000, we have identified opportunities to improve energy efficiency by 15 to 20 percent at our refineries and chemical plants and have already implemented over 60 percent of these. Across our operations, we are working to reduce flaring of gas. In 2009, we reduced Upstream hydrocarbon flaring by about 23 percent.

Steps taken in these programs since 2006 have resulted in reductions in greenhouse gas emissions of more than 8 million tonnes in 2009, the equivalent of removing 1.7 million cars from U.S. roads.

Researching Technologies to Reduce Emissions

We also believe that it is critically important – and ultimately most effective – to invest in research for fundamentally new technologies and innovative approaches that will be efficient in reducing future emissions. Technology is the single element that is common to all efforts to attain our energy and environmental goals. ExxonMobil is a world leader in carbon management technologies, and has researched and developed carbon-handling technologies for more than 30 years.

We have an active portfolio of research in a wide range of future technologies, including carbon capture and storage, hydrogen production, biomass conversion, and algae.

We launched a biofuels program with leading genomics innovator, Synthetic Genomics Inc. (SGI) to research and develop next-generation biofuels from photosynthetic algae. We believe that biofuel produced by algae has the potential to be an economically viable transportation fuel with low net emissions of greenhouse gases.

We are also a founding sponsor of the Global Climate and Energy Project (GCEP) at Stanford University, a pioneering research effort to identify potentially game-changing, breakthrough science to reduce GHG emissions.

EXHIBIT 6

ExxonMobil

Taking on the world's toughest energy challenges.

Statement to the National Commission on the BP Deepwater Oil Spill and Offshore Drilling

Rex W. Tillerson
Chairman and CEO, Exxon Mobil Corporation
National Commission on the BP Deepwater
Oil Spill and Offshore Drilling
November 9, 2010

America's oil and natural gas resources are the foundation of our nation's economy and our standard of living, and it is essential that we ensure the safe production of these resources.

This country — as well as the global energy industry — will benefit from a full understanding of the causes of the Deepwater Horizon accident. I am confident that the commission's findings will help advance our goal, which is to ensure that all our nation's energy facilities are operated at the highest standards of safety.

So, I am grateful for the chance to come before the commission today to share ExxonMobil's approach to safety, operational integrity and risk management. Many would say, especially now, that energy companies must make safety a "top priority" — but I believe that a commitment to safety must run much deeper than simply being a "priority."

A company's priorities can — and do — evolve over time depending on business conditions and other factors. A commitment to safety therefore should not be a priority, but a value — a value that shapes decision-making all the time, at every level.

Every company desires safe operations — but the challenge is to translate this desire into action.

The answer is not found only in written rules, standards and procedures. While these are important and necessary, they alone are not enough.

The answer is ultimately found in a company's culture — the unwritten standards and norms that shape mindsets, attitudes and behaviors. Companies must develop a culture in which the value of safety is embedded in every level of the workforce, reinforced at every turn and upheld above all other considerations.

I've been asked today to explain how ExxonMobil approaches these critically important areas of systems and culture when it comes to safe operations and risk management.

OIMS

The evolution of ExxonMobil's safety culture dates back to the 1989 Valdez spill. As I have said before, Valdez was a low point in our history. It was a traumatic event, with enormous consequences for all involved. But it also served as a catalyst and a turning point which prompted our management to completely reevaluate how ExxonMobil understands and manages risk.

That is not to say that, prior to Valdez, we did not take safety seriously. ExxonMobil had been in business for more than 100 years, and we had always taken steps to maintain safe operations as risks changed and energy technologies evolved.

We were proud of our safety record. We believed, as our safety credo at the time stated, that all accidents and injuries are preventable. Like many companies, we worked to meet or exceed all industry safety standards, trained our employees in safety procedures, and tracked certain metrics that measured our success. But we did not have a comprehensive, systematic view of this aspect of our business that we have today.

And so, in the early 1990s, ExxonMobil's management undertook what I consider to be a visionary approach. The goal was to wholly reorganize the company to make safety — of people, facilities and the environment — the center of everything we do. Safety would come first period

It was the beginning of a long journey for our company. And I should make it very clear this is a journey that we have not completed. We know that we cannot rest or waver from the goal of driving accidents and incidents to zero. And we're not there.

But we have made significant progress. And, as we have learned, for this progress to be achieved, its impetus had to come from within the company. We could not have government impose a safety culture on us, or hire someone to do it for us. Experts and consultants do provide a valuable service. But for an organization to change its culture, change must come from the inside-out, not the outside-in.

You cannot buy a culture of safety off the shelf — you have to craft it yourself.

So we began. We began by creating a framework that puts our safety commitment into action. Today, that framework is called the Operations Integrity Management System, or OIMS for short.

Because OIMS is multi-faceted, it can be hard to describe briefly. Here are the basics: OIMS is a rigorous 11-point set of elements designed to identify hazards and manage risks. Its framework covers all aspects of safety, management leadership and accountability, design, construction and maintenance of facilities, emergency preparedness, management of change, assessment of performance, and, of course, thorough inquiries into accidents and incidents.

OIMS guides the activities of each of ExxonMobil's more than 80,000 employees, as well as our third-party contractors around the world. Over time, it has become embedded into everyday work processes at all levels.

Through OIMS, ExxonMobil monitors, benchmarks and measures all aspects of our safety performance. Its structure and standards are shared and communicated the world over. One of the greatest benefits of OIMS is that it has enabled ExxonMobil — a large organization that operates across diverse cultures and geographies — to be of one mind when it comes to safety and risk management. I can visit a refinery, a lab or an offshore platform anywhere in the world and immediately be on the same page as the local employees and contractors regarding safety practices and expectations.

And I want to stress that the contractors that we work with are embedded within our OIMS processes as well. We expect our contractors to be as knowledgeable and conversant with our OIMS processes as our own employees. Not every company has this expectation, but we have found that when everyone in the workplace speaks the same language of safety — employees and contractors alike — everyone can work collaboratively, safely and effectively.

You may have heard the phrase: "If you can't measure it, you can't manage it." And it's true. And that is why ExxonMobil measures and analyzes its safety performance — all the time, all the way down to every business level. We record not just our injuries, but we record our near misses and our close calls. Our goal is not just to analyze safety incidents after they happen, but to identify risks and risky behaviors before they lead to a safety incident. The more elements of risk to be managed in an activity, the more frequently we test, measure and analyze the safety approach in that activity.

More broadly, OIMS requires us to audit the health of the overall safety approach in all of our operating environments, on a regular basis. Importantly, these audits at ExxonMobil are performed not only by trained safety personnel, but by cross-functional, cross-regional teams drawn from all over our global organization. In this way, all employees are responsible for each other's safety. Also, the knowledge employees gain by participating in these audits is taken home to their jobs, and spread throughout the organization.

Leadership

Yet, OIMS by itself is only one part of the equation. Even the best safety systems are not fully effective unless they exist as part of a broader culture of safety within the people of the organization.

While ExxonMobil and other energy companies use a lot of equipment — everything from steel pipe to supercomputers — it is people who bring this equipment to life. And people's behavior is heavily influenced by their culture.

By instilling the value of safety in our employees from the first day of hire, ExxonMobil strives to create a working environment in which safe behaviors are internalized, they're reinforced, and they're rewarded.

The culture of safety starts with leadership — because leadership drives behavior and behavior drives culture. Leaders influence culture by setting expectations, building structure, teaching others and demonstrating stewardship.

And that is why the first element of OIMS is "management leadership and accountability." ExxonMobil managers are expected to lead the OIMS process by demonstrating a visible commitment to safety and operations integrity. In addition, safety leadership is a significant part of how a manager's overall performance is evaluated.

As chairman and chief executive, I know that a commitment to safety and operational integrity begins with me and the rest of ExxonMobil's management team. But management alone cannot — and should not — drive the entire culture. For a culture of safety to flourish, it must be embedded throughout the organization.

Therefore, safety leadership at ExxonMobil comes not just from supervisors and managers, but from employees and contractors, and through channels both formal and informal.

ExxonMobil's goal is not simply to have employees comply with safety procedures. A culture of compliance alone can lead to complacency. We seek to go beyond compliance to create a culture in which employees are not only meeting the safety procedures, but they are challenging them so they can be improved wherever needed.

Achieving A Sustainable Culture of Safety

I do not want anyone to think — inside or outside our company — that pride in our safety systems means we can relax our commitment. The exact opposite is true. To get where we need to be on safety, continuous improvement is essential.

In an industry such as ours — which operates 24 hours a day, around the world — the need to manage risk never ends. Even the best safety framework should be viewed as a work in progress.

Developing a culture of safety therefore is not an event, but a journey. For ExxonMobil, that journey began more than 20 years ago, when we put our global safety framework in place.

Once that framework became embedded in our organization, we saw the culture start to change and the results become evident in improved performance. In turn, this allowed us to move from implementing the system to improving it.

That's when ExxonMobil's culture was really transformed. Over the years, I have seen people at all levels understand that our safety systems are put in place for them, that they are about protecting them and their coworkers and the public, and not about catching people doing the things wrong.

Part of that transformation is recognizing that every employee's job involves some degree of risk management — even those employees who work in office settings. That is why OIMS extends even to administrative locations.

When an organization reaches the point where everyone owns the system and believes in it, only then at that point, the culture of safety and operational integrity has been established that can be sustained — when it enters the hearts and minds of the people of the organization and becomes a very part of who we are.

We often use the phrase at ExxonMobil, "Nobody Gets Hurt" to describe our safety objective. Some observers of our company question this; they say it can't be done. Well, it can be done. We have operating units today that have gone years without a recordable injury.

Our challenge is to sustain that performance where it has been achieved, and to replicate and grow that record of performance across the organization. I have no doubt that every single employee shares this goal.

Risk/Change

Considering that many of ExxonMobil's energy projects can span decades, achieving the goal of a self-supporting, sustainable energy culture means we must be flexible and adaptable to changes in the operating environment.

As a result, management of change is a key component of our OIMS system. Our management of change processes are designed to ensure that with any change in our business or operations, we recognize the changed conditions, we actively identify the new or changed risks, and we apply our disciplined processes for managing the risks and their potential consequences.

Risks are addressed and the change is managed - typically through either technological solutions, or operating changes in response to the potential risk. But most importantly, it is clear who owns the management of change and the subsequent risk management, and every employee and contractor is important to that process.

These very deliberate, well-established processes, embedded in OIMS, have enabled ExxonMobil to pursue challenging new resources and new development projects with the confidence that we will do so safely and responsibly.

Such an approach is not only in the interests of employees and resource owners — but clearly it is also in the interests of our shareholders.

Best Practices

Which leads me to my next point: Upholding the highest standards of safety and operational integrity is not just "the right thing to do" — a phrase we sometimes associate with an act of selflessness. It is also in a company's self-interest, because it makes for more competent, more productive employees and organizations.

The rigor, discipline and degree of accountability required to improve safety performance are the same qualities that produce successful business results — operationally and fiscally.

Safety is not proprietary. And for this reason, ExxonMobil shares its best practices within our industry and across other industries.

We seek to learn from others. After the 2003 Columbia space-shuttle explosion, ExxonMobil assembled a team of engineers, scientists and safety experts to study the technological and organizational factors that may have led to that disaster, and whether there were any lessons for ExxonMobil's operations.

It is by constantly learning and analyzing — by looking to best practices in other organizations, and by examining incidents and near-misses in our own organization — that we continually improve our own performance.

Deepwater
I know this commission has heard a lot about the importance of deepwater energy supplies, but it bears repeating. The technology that has enabled our industry to reach the oil and gas found in deepwater fields is one of the most significant energy-security developments of the last 20 years. Deepwater production, which did not exist prior to 1980, today makes up 15 percent of all non-OPEC production. By 2030, it will grow to nearly 20 percent. Along with Brazil and West Africa, the Gulf of Mexico is one of the most important deepwater provinces in the world.

In 2008, there was more oil and gas discovered in deep water than in onshore and shallow water combined. For the sake of our energy security, and the economic growth and jobs that depend on the production of these supplies, we simply cannot afford to turn our backs on this resource.

Neither can we miss the opportunity to improve safety in the Gulf of Mexico. The Macondo blowout cost 11 lives, and billions of dollars in economic and environmental damage. If we don't learn lessons from this disaster, it will have been a double tragedy.

As Chairman Reilly said at this commission's first meeting back in July, we must "come to grips with this disaster so we can never see its like again."

MWCS
I spoke earlier about risk management being a constant challenge. While ExxonMobil believes that incidents like the Deepwater Horizon spill should not happen if industry best practices are followed, the spill did expose that our nation, and the energy industry, could have been better prepared for the possibility, however remote, of a deepwater well blowout. That is why ExxonMobil is leading a multi-company effort, along with my colleague [Marvin Odum, Shell] today, to build a new rapid-response oil containment system in the Gulf of Mexico. This system — involving a $1 billion initial commitment from the four sponsor companies — is unprecedented in our industry. It will provide pre-engineered, constructed, and tested containment technology and equipment to be deployed within 24 hours of a deepwater spill in the Gulf.

In addition, ExxonMobil and other operators in the Gulf of Mexico, in conjunction with the Department of Interior, have instituted new requirements regarding inspection and certification of blowout preventers, well casing designs and cementing procedures.

I believe that these steps, in addition to the inspections performed on all deepwater rigs in the months following the Deepwater Horizon incident, will enable the Gulf region, and the entire country, to continue to develop our nation's energy resources with confidence.

Conclusion
In concluding I'd like to share this thought: ExxonMobil is sometimes viewed as a cautious company; we're sometimes criticized for being too cautious. And yet, meeting the world's growing demand for energy involves a high degree of risk: our employees operate some of the world's most complex technologies in some of the world's harshest environments.

How we continue to progress technologically while dealing with significant risk is that human progress does not mean avoiding risk. It means managing risk by identifying it, and taking steps to mitigate it. No company — including my own — can lay claim to a one hundred percent success rate in this endeavor. Yet that remains our clear goal.

In closing, there are three points that I hope the Commission will consider in its deliberations:

First, a culture of safety has to be born within the organization. You cannot buy culture. You have to make it yourself.

So, and make no mistake: creating a strong, sustainable safety culture is a long process. If an organization is truly going to overhaul its approach to safety, it has to be committed from day one. But, you can't start until you start — and you're never going to finish.

Finally, I want to return to OIMS. I mentioned that there are eleven elements, all of which are fundamental to safe and responsible operations at ExxonMobil. But the first and last elements — the bookends of OIMS — are the most critical.

These are "Management Leadership and Accountability", and "Operations Integrity Assessment and Improvement." Without leadership by example and without thoughtful, honest and objective self-assessment, no system is sustainable.

Our nation, and our world, continues to face challenges. Meeting the world's growing demand for energy — safely, and with minimal impact on the environment — is one of our biggest. In examining the causes of the Deepwater Horizon incident, this commission is helping advance our progress toward this goal.

ExxonMobil strongly supports your inquiry, and remains committed to supporting the cause of safety within our company and beyond.